                                                                    Exhibit 99.2

                               [BROOKFIELD LOGO]

                        BROOKFIELD PROPERTIES CORPORATION

                     (incorporated under the laws of Canada)


              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS


NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders of BROOKFIELD PROPERTIES CORPORATION (the "Corporation") will be held on Monday, April 22, 2002 in the TSE Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario at 11:30 a.m. (Toronto time) for the following purposes:


1. to receive the annual report to shareholders, including the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2001, together with the report of the auditors thereon;


2. to consider and, if thought advisable, to pass a special resolution (the "Special Resolution - Schedule A") approving an amendment to the articles of the Corporation to permit meetings of the shareholders to be held at any place within Canada, as the directors in their discretion decide from time to time, or in the United States as listed in Schedule A;


3.   to elect directors for the ensuing year;


4. to appoint auditors and to authorize the directors to fix the remuneration to be paid to the auditors; and


5. to transact such other business as may properly come before the meeting or any adjournment thereof.


     The attached Management Proxy Circular provides additional information relating to the matters to be dealt with at the meeting and is incorporated into and forms part of this Notice.


     If you are unable to be present at the meeting, please exercise your right to vote by signing and returning the enclosed form of proxy in the envelope provided for that purpose to CIBC Mellon Trust Company, P.O. Box 12005, Station BRM B, Toronto, Ontario M7Y 2K5 (courier address: 200 Queens Quay East, Unit 6, Toronto, Ontario M5A 4K9; or if delivered by facsimile at 416-368-2502), so as to arrive not later than the close of business on Thursday, April 18, 2002 or, if the meeting is adjourned, 48 hours (excluding Saturdays and holidays) before any adjournment of the meeting.


                                              By Order of the Board of Directors





Toronto, Canada                                               Linda T. Northwood
March 22, 2002                                               Corporate Secretary

                            MANAGEMENT PROXY CIRCULAR


SOLICITATION OF PROXIES

The information contained in this Management Proxy Circular (the "Circular") is furnished in connection with the solicitation of proxies to be used at the Annual and Special Meeting of Shareholders of Brookfield Properties Corporation (the "Corporation" or "Brookfield") to be held on Monday, April 22, 2002 at 11:30 a.m. (Toronto time) in the TSE Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario, and at any adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting. All amounts in the Circular are expressed in US dollars unless otherwise noted. It is expected that the solicitation will be made primarily by mail, but proxies may also be solicited personally by officers or regular employees of the Corporation. THE SOLICITATION OF PROXIES BY THIS CIRCULAR IS BEING MADE BY OR ON BEHALF OF THE MANAGEMENT OF THE CORPORATION and the total cost of solicitation will be borne by the Corporation. The information contained herein is given as at February 21, 2002 and presented in US dollars, except where otherwise noted.


APPOINTMENT OF PROXIES

The persons named in the accompanying form of proxy are representatives of management and are directors and officers of the Corporation. EACH SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OTHER THAN THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY, WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION, TO REPRESENT THE SHAREHOLDER AT THE MEETING OR ANY ADJOURNMENT THEREOF. Such right may be exercised by inserting such person's name in the blank space provided in the form of proxy.

     To be valid, proxies must be executed legibly by a registered shareholder and deposited with CIBC Mellon Trust Company, P.O. Box 12005, Station BRM B, Toronto, Ontario M7Y 2K5 (courier address: 200 Queens Quay East, Unit 6, Toronto, Ontario M5A 4K9; or if delivered by facsimile at 416-368-2502), not later than the close of business on Thursday, April 18, 2002 or, if the meeting is adjourned, 48 hours (excluding Saturdays and holidays) before any adjournment of the meeting.


NON-REGISTERED HOLDERS

Only registered holders of common shares and Class A Redeemable Voting preferred shares of the Corporation, or the persons they appoint as their proxies, are permitted to attend and vote at the meeting. However, in many cases, common shares and Class A Redeemable Voting preferred shares of the Corporation beneficially owned by a holder (a "Non-Registered Holder") are registered either:

(i) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or


(ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.



     In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular, the form of proxy, the 2000 annual report (which includes the financial statements and management's discussion and analysis) (collectively, the "meeting materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.


     Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive meeting materials will either:


(i) be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Secretary of the Corporation, c/o CIBC Mellon Trust Company P.O. Box 12005, Station BRM B, Toronto, Ontario M7Y 2K5 (courier address: 200 Queens Quay East, Unit 6, Toronto, Ontario M5A 4K9; or if delivered by facsimile at 416-368-2502) as described above; or

(ii) more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone).

     The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. IN EITHER CASE, NON-REGISTERED HOLDERS SHOULD CAREFULLY FOLLOW THE INSTRUCTIONS OF THEIR INTERMEDIARIES AND THEIR SERVICE COMPANIES.


REVOCATION

A registered shareholder who has given a proxy may revoke the proxy (a) by completing and signing a proxy bearing a later date and depositing it as described above, (b) by depositing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing (i) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting at which the proxy is to be used, or any adjournment thereof, or (ii) with the chairman of the meeting prior to the commencement of the meeting on the day of the meeting or any adjournment thereof, or (c) in any other manner permitted by law.

     A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the meeting.


VOTING OF SHARES REPRESENTED BY MANAGEMENT PROXIES

The management representatives designated in the enclosed form of proxy will vote or withhold from voting the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the direction of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. IN THE ABSENCE OF SUCH DIRECTION, SUCH SHARES WILL BE VOTED BY THE MANAGEMENT REPRESENTATIVES FOR THE ELECTION OF DIRECTORS AND FOR THE APPOINTMENT OF AUDITORS, AS INDICATED UNDER THOSE HEADINGS IN THIS CIRCULAR.

     The enclosed form of proxy confers discretionary authority upon the management representatives designated therein with respect to amendments to or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the meeting. At the date hereof, the management of the Corporation knows of no such amendments, variations or other matters.


VOTING SHARES

As at February 21, 2002, the Corporation had outstanding 161,241,406 common shares and 6,312,000 Class A Redeemable Voting preferred shares. Each holder of common shares and each holder of Class A Redeemable Voting preferred shares of record at the close of business on March 18, 2002, the record date established for the Notice of Meeting, will be entitled to one vote in respect of each such share held by the shareholder on all matters to come before the meeting. For a description of the procedures to be followed by Non-Registered Holders to direct the voting of shares beneficially owned, see "Non-Registered Holders" above.


PRINCIPAL HOLDERS OF THE CORPORATION'S VOTING SHARES

To the knowledge of the directors and officers of the Corporation, the only person or corporation beneficially owning, directly or indirectly, or exercising control or direction over, voting securities of the Corporation carrying more than 10% of the votes attached to any class of outstanding voting securities of the Corporation is Brascan Corporation ("Brascan"), which, directly and indirectly, owns 78,088,013 common shares and 6,126,957 Class A Redeemable Voting preferred shares, being 48.3% and 97.1%, respectively, of the outstanding shares of each such class. Brascan is a public real estate, financial and power generating company listed on the New York, Toronto and Brussels stock exchanges. Messrs. J.L. Cockwell and J.B. Flatt, directors of the Corporation, are also directors of Brascan.

     The Corporation is advised that Brascan's major shareholder is EdperPartners Limited ("EdperPartners"). EdperPartners and its shareholders, collectively own, directly and indirectly, exercise control over, or have options to acquire, 85,120 Class B Limited Voting shares representing all of the Class B Limited Voting shares of Brascan, and approximately 27.1 million Class A Limited Voting shares representing approximately 15% of the Class A Limited Voting shares of Brascan on a fully diluted basis. Messrs. G.E. Arnell, D.D. Arthur, R.B. Clark, I.G. Cockwell, J.L. Cockwell and J.B. Flatt, who are directors of the Corporation, are also shareholders of EdperPartners. EdperPartners is an investment holding company owned by 37 investors with no one shareholder holding more than a 15% effective interest.

LOCATION OF SHAREHOLDER MEETINGS

The Canada Business Corporations Act has recently been amended to allow for corporations to conduct their shareholders' meetings at locations outside Canada. The board of directors of the Corporation has decided that it is appropriate for Brookfield to have the flexibility to conduct shareholders' meetings outside Canada in light of the geographical distribution of its assets and shareholders. Currently, 80% of the Corporation's assets and 35% of the Corporation's shareholders are located in the United States.

     It is necessary for the Corporation to amend its articles to effect this change. At the meeting, shareholders will be asked to approve a special resolution, the form of which is attached as Schedule "A" to this Management Proxy Circular (the "Special Resolution"). If passed, the Special Resolution will authorize an amendment to the articles of the Corporation to allow for future meetings of shareholders of the Corporation to be held at any place within Canada, as the directors in their discretion decide from time to time, or in the United States in the following cities: New York, New York; Boston, Massachusetts; Denver, Colorado; Minneapolis, Minnesota; San Francisco, Los Angeles or San Diego, California; Washington, D.C.; or Miami, Florida. In order to become effective, the Special Resolution must be approved by a majority of not less than two-thirds of the votes cast at the meeting. It is the intention of the management representatives designated in the enclosed form of proxy to vote the shares in respect of which they are appointed proxy in favor of the Special Resolution.


ELECTION OF DIRECTORS

The articles of the Corporation provide that each shareholder entitled to vote in the election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the shareholder multiplied by the number of directors to be elected. The shareholder may cast all such votes in favour of one candidate or distribute such votes among the candidates in any manner the shareholder sees fit. Where the shareholder has voted for more than one candidate without specifying the distribution of the shareholder's votes among such candidates, the shareholder will be deemed to have distributed the shareholder's votes equally among the candidates for whom the shareholder voted.

     ON ANY BALLOT THAT MAY BE CALLED FOR IN THE ELECTION OF DIRECTORS, THE MANAGEMENT REPRESENTATIVES DESIGNATED IN THE ENCLOSED FORM OF PROXY INTEND TO CAST THE VOTES TO WHICH THE SHARES REPRESENTED BY SUCH PROXY ARE ENTITLED EQUALLY AMONG THE PROPOSED NOMINEES WHOSE NAMES ARE SET FORTH BELOW, UNLESS THE SHAREHOLDER WHO HAS GIVEN SUCH PROXY HAS DIRECTED THAT THE SHARES BE OTHERWISE VOTED OR WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS. If a shareholder wishes to distribute the shareholder's votes other than equally among the proposed nominees for whom the shareholder has directed the management representatives designated in the enclosed form of proxy to vote, the shareholder must do so personally at the meeting or by another proper form of proxy. Management anticipates that all of the proposed nominees will be able to serve as a director. If a proposed nominee is unable to serve as a director for any reason prior to the meeting, the management representatives designated in the enclosed form of proxy, unless directed to withhold from voting in the election of directors, reserve the right to vote for other nominees at their discretion.

     The following table sets out the names of the persons proposed by management to be nominated for election as directors to hold office until the next annual meeting or until their successors are elected or appointed, all major positions and offices in the Corporation or any of its significant affiliates held by each nominee, the principal occupation or employment of each nominee, the year in which each nominee was first elected a director of the Corporation and the approximate number of shares of each class of shares of the Corporation that each nominee has advised the Corporation, are beneficially owned, directly or indirectly, or subject to control or direction by that person at the date of this Circular.

----------------------------------------------------------------------------------------------------------------------
Name, Municipality of Residence,                                                    Year First             Common
Office, Principal Occupation and Positions Held                                 Elected a Director       Shares Held
-----------------------------------------------                                 --------------------- ----------------

GORDON E. ARNELL, Cobh, County Cork, Ireland...............................            1989                 43,273(4)
Chairman of the Corporation                                                                                245,000(5)

DAVID D. ARTHUR, Toronto, Ontario..........................................       Director-elect           125,608(4)
President and Chief Executive Officer, Canadian Commercial Operations                                      378,000(5)
of the Corporation

JEAN A. BELIVEAU, O.C.,(2) Montreal, Quebec................................            1978                 30,600
President, Jean Beliveau Inc. (management company)                                                           6,000(5)

WILLIAM T. CAHILL(1), Ridgefield, Connecticut..............................            2000                     --
Managing Director, Citicorp Real Estate, Inc.
(a real estate transactions subsidiary of Citibank N.A.)

RICHARD B. CLARK, New York, New York.......................................       Director-elect           351,020(4)
President and Chief Executive Officer of the Corporation                                                   430,000(5)


----------------------------------------------------------------------------------------------------------------------
Name, Municipality of Residence,                                                    Year First             Common
Office, Principal Occupation and Positions Held                                 Elected a Director       Shares Held
-----------------------------------------------                                 --------------------- ----------------

IAN G. COCKWELL, Oakville, Ontario.........................................            1997              1,351,216(4)
Chairman and Chief Executive Officer, Brookfield Homes Ltd.                                                290,000(5)

JACK L. COCKWELL,(2) Toronto, Ontario......................................            1998              2,388,963(4)
Co-Chairman, Brascan Corporation
(property, financial and power company)

ROBERT A. FERCHAT,(2) Mississauga, Ontario.................................            1997                  2,000
Corporate Director                                                                                           6,000(5)

J. BRUCE FLATT, (2)(3) Toronto, Ontario....................................            1995              1,835,429(4)
Vice Chairman of the Corporation and                                                                       250,000(5)
President and Chief Executive Officer, Brascan Corporation

ROGER D. GARON,(2) Montreal, Quebec........................................            1998                  2,000
Chairman, Multi-Vet Ltd. (veterinary products company)                                                       6,000(5)

JOHN R. MCCAIG,(3) Calgary, Alberta........................................            1995                  4,500
Chairman, Trimac Corporation (diversified company)                                                           6,000(5)

PAUL D. MCFARLANE,(1) Mississauga, Ontario.................................            1998                     --
Senior Vice President, Risk Management Division,
Canadian Imperial Bank of Commerce (Canadian chartered bank)

ALLAN S. OLSON,(1)(3) Edmonton, Alberta....................................            1995                  8,000
President, First Industries Corporation                                                                      6,000(5)
(investment and management company)

SAM POLLOCK, O.C.,(1)(3) Toronto, Ontario..................................            1978                414,537
Vice Chairman of the Corporation                                                                             6,000(5)

JOHN E. ZUCCOTTI, New York, New York.......................................            1998                100,000
Co-Chairman of the Corporation (office property company)                                                   130,000(5)
----------------------------------------------------------------------------------------------------------------------

Notes:
(1) Audit Committee member.
(2) Human Resources and Compensation Committee member.
(3) Governance and Nominating Committee member.
(4) Includes shares held in deferred share unit plan and interests in shares held indirectly through EdperPartners and its affiliates (see "Voting Shares and Principal Holders Thereof").
(5) Options to purchase common shares of the Corporation.


     All of the persons named in the above table, other than Messrs. R.B. Clark and D.D. Arthur, were elected members of the board of directors at the last annual meeting. Mr. R.B. Clark has held his present principal occupation since 2002, prior to which he held various senior roles, including the appointment of President and Chief Executive Officer, US Operations in 2000. Mr. D.D. Arthur has held his present principal occupation since 1998.

COMPENSATION OF DIRECTORS

Directors who are independent of the Corporation are entitled to receive an annual director's fee of $10,700 and an attendance fee of $700 in respect of each meeting of the board of directors or a committee thereof at which they are in attendance for 2001 ($230 if by telephone) (other than any meeting held immediately following an annual meeting of shareholders). In addition, such directors who are chairmen of board committees receive an annual fee of $2,000. Directors who are members of board committees receive an attendance fee of $460 for each committee meeting attended ($230 if the meeting occurs on the same day as a board meeting). In 2001, nine directors of the Corporation received a total of $122,000. Directors are also reimbursed for travel and other out-of-pocket expenses incurred in attending board or committee meetings.


EXECUTIVE COMPENSATION

The following information is provided pursuant to the executive compensation disclosure requirements contained in the Regulations to the Securities Act (Ontario).

SUMMARY COMPENSATION OF NAMED EXECUTIVE OFFICERS

The following table sets out the compensation paid to the Corporation's President and Chief Executive Officer and the Named Executive Officers.

=====================================================================================================================
                                                   Annual Compensation               Long-term Compensation Awards
                                        -----------------------------------------------------------------------------
                                        -----------------------------------------------------------------------------
Name and                                  Salary    Bonus Payable   Other Annual    Stock Options    Deferred Share
Principal Position               Year      Paid                     Compensation     Granted (#)       Units (#)
------------------              ------   -------   --------------   ------------    ------------     ----------------
Richard B. Clark (US$)           2001      400,000    400,000(1)           --           175,000          22,938(1)
President and CEO                2000      325,000    200,000(1)           --            55,000          24,242(1)
of the Corporation               1999      300,000    135,000(1)           --            90,000          38,000(1)
---------------------------------------------------------------------------------------------------------------------
J. Bruce Flatt (Cdn$)            2001      325,000           --            --                --                --
Vice Chairman                    2000      300,000    125,000(1)           --            55,000          10,000(1)
of the Corporation               1999      275,000    110,000(1)           --            90,000          15,602(1)
---------------------------------------------------------------------------------------------------------------------
David D. Arthur (Cdn$)           2001      325,000    160,000(1)       42,566           140,000          11,458(1)
President and CEO,               2000      300,000    140,000(1)       45,184            40,000          12,400(1)
Cdn Commercial Operations        1999      250,000    125,000(1)       25,000            70,000          19,858(1)
---------------------------------------------------------------------------------------------------------------------
Ian G. Cockwell (Cdn$)           2001      325,000    125,000(1)            -            55,000           8,951(1)
Chairman and CEO,                2000      300,000    125,000(1)            -            55,000          10,000(1)
Brookfield Homes Ltd.            1999      290,000    100,000(1)            -            90,000          15,602(1)
---------------------------------------------------------------------------------------------------------------------
Steven J. Douglas (Cdn$)         2001      250,000    100,000(1)            -            35,000           7,161(1)
Executive Vice President and     2000      225,000     90,000(1)            -            30,000           7,200(1)
CFO of the Corporation           1999      175,000     75,000(1)            -            45,000           5,319(1)
=====================================================================================================================

Notes:
(1)  Elected to receive all or a portion of bonus in Deferred Share Units.



AGGREGATE OPTIONS EXERCISED DURING THE YEAR ENDED DECEMBER 31, 2001 AND YEAR-END OPTION VALUES There were 48,500 options exercised to acquire common shares of the Corporation during 2001 by the Named Executive Officers. During the year ended December 31, 2001, 984,073 share options were granted to employees of the Corporation. Option values for Named Executive Officers as at December 31, 2001 were as follows:


=====================================================================================================================
                                                                                           Value of Unexercised
                                                           Unexercised Options at        In-the-Money Options(1) at
                          Securities     Aggregate           December 31, 2001              December 31, 2001
                           Acquired       Value                     (#)                           (US$)
                          on Exercise    Realized     ---------------------------------------------------------------
Name                          (#)           (US$)       Exercisable    Unexercisable    Exercisable   Unexercisable
---------------------------------------------------------------------------------------------------------------------

Richard B. Clark                 -               --        123,000         132,000         740,990         643,535
---------------------------------------------------------------------------------------------------------------------
J. Bruce Flatt                   --              --         81,000         169,000         517,800         953,250
---------------------------------------------------------------------------------------------------------------------
David D. Arthur              20,000         272,775        102,000         231,000         864,700       1,060,011
---------------------------------------------------------------------------------------------------------------------
Ian G. Cockwell                  -               -          72,000         163,000         467,300         919,600
---------------------------------------------------------------------------------------------------------------------
Steven J. Douglas            28,500         238,472             --          81,000              --         412,500
=====================================================================================================================

Notes:
(1) "In-the-Money" means the market value of the common shares under option exceed the exercise price of the options prior to related income taxes. The closing price of the Corporation's common shares on the New York Stock Exchange on December 31, 2001 was $17.20 per share.


AGGREGATE DEFERRED SHARE UNITS PLAN AT DECEMBER 31, 2001

The number of units owned by the Named Executive Officers and the value of the units in the Deferred Share Unit Plan ("DSUP") as of December 31, 2001 were as follows:


=====================================================================================================================
                               Units Allocated                                                    Value of Units
                                    as of                        Units Owned in                       as of
                              December 31, 2001            Deferred Share Unit Plan(1)           December 31, 2001
                           ------------------------- ----------------------------------------------------------------
Name                           (#)         ($)          Exercisable          Unexercisable              ($)
---------------------------------------------------------------------------------------------------------------------

Richard B. Clark (US$)        22,938      400,000          21,837                65,133              1,495,880
---------------------------------------------------------------------------------------------------------------------
J. Bruce Flatt (Cdn$)             --           --           9,297                17,361                738,970
---------------------------------------------------------------------------------------------------------------------
David D. Arthur (Cdn$)        11,458      320,000          94,519                33,292              3,542,933
---------------------------------------------------------------------------------------------------------------------
Ian G. Cockwell (Cdn$)         8,951      250,000           9,297                26,313                987,099
---------------------------------------------------------------------------------------------------------------------
Steven J. Douglas (Cdn$)       7,161      200,000           4,044                16,112                558,732
=====================================================================================================================

Note:
(1)  The Deferred Share Unit Plan is described in greater detail on page 7.


REPORT OF THE HUMAN RESOURCES AND COMPENSATION COMMITTEE

The Human Resources and Compensation Committee of the board of directors of the Corporation (the "Committee") is comprised of five directors, Messrs. J.L. Cockwell (Chair), J.A. Beliveau, R.A. Ferchat, J.B. Flatt and R.D. Garon, four of whom are unrelated. The Committee meets as required, and at least annually, to monitor and review management compensation policies and benefits, management succession planning and to review the overall composition and quality of the Corporation's management resources. The Committee has a specific mandate to review and approve executive compensation. This includes an annual evaluation of the performance of the Corporation's President and Chief Executive Officer and four highest paid executive officers (the "Named Executive Officers") and a review of performance reports for other executive officers of the Corporation. The Committee makes recommendations to the board of directors with respect to the compensation of the executive officers, and the board gives final approval on compensation matters.

     Executive compensation is based on the relative role and responsibility of the executive as compared to other executives within the Corporation and the market place, as well as on the executive's individual performance. This applies equally to all executive officers, including the President and Chief Executive Officer of the Corporation. The compensation arrangements of the Corporation are focused on rewarding performance, taking into account length of service, level of responsibility and experience of the individual. A specific objective of the Corporation is to attract and retain highly qualified and motivated individuals. Accordingly, compensation levels are monitored to ensure that they are competitive within the relevant market place.

     The key components of executive officers' compensation are base salary, short-term incentives and long-term incentives. The short and long-term incentive plans are designed to provide a significant amount of variable compensation which is linked to individual performance and increases in shareholder value.

     Base salaries of executives are reviewed annually and are based on individual performance, responsibility and experience to ensure that they reflect the contribution of each executive. The Corporation believes that base salaries for senior executives should be lower than average for the industry with compensation weighted to share performance in order to align these executives' interests with shareholders.

     Short-term incentives are represented by cash bonus awards. Awards are determined based on both the performance of the Corporation and the individual executive. The performance of the Corporation is measured by the achievement of financial and other objectives of the Corporation, also taking into consideration the performance of industry competitors and macro-economic factors, as well as the efforts and achievements of the executive team. The performance of the individual executive is based on the degree to which that executive has met specific agreed upon objectives.

     Long-term incentives are intended to reward management based on increases in the value of the Corporation's common shares. The purpose of these arrangements is to achieve a commonality of interest between shareholders and management and to motivate executives to improve the Corporation's financial success, measured in terms of enhanced shareholder wealth over the longer term.

     The Corporation's long-term incentive plans consist of three elements:

     (a) a Management Share Option Plan ("MSOP") whereby the Corporation grants share purchase options at a fixed price, being the market price of the shares when granted. Vesting of options is at the discretion of the board. Upon exercise of a vested option under the MSOP and upon payment to the Corporation of the exercise price, participants receive a common share. Participants, rather than exercising an in-the-money option, may elect to receive an amount (the "growth amount") equal to the difference between the market price of the common shares underlying the options and the exercise price of the option, which growth amount will be payable either in cash or by the issuance by the Corporation to the participant of a number of common shares calculated by dividing the growth amount by the market price of the underlying common shares;

     (b) a Management Share Purchase Plan ("MSPP") under which key executives of the Corporation and its subsidiaries may apply for a loan from the Corporation in order to purchase common shares of the Corporation. Loans bear interest in the amount equal to the cash dividends paid on the shares and are repayable within a period of five years and can be extended for a further five years. Common shares purchased under the MSPP vest as to 20% per year on a cumulative basis over the five-year term of the loan; and

     (c) a Deferred Share Unit Plan ("DSUP") under which senior officers may, at their option, receive all or a portion of their annual bonus awards in the form of deferred share units ("Units"). The annual bonus awards are converted to Units based on a rate set at the discretion of the Corporation's board on the award date. The portion of the annual bonus award elected to be received in Units by the executive may, at the discretion of the board, be increased by a factor of up to two times for purposes of calculating the number of Units to be allocated under the DSUP. An executive who holds Units will receive additional Units as dividends are paid on the common shares of the Corporation, on the same basis as if the dividends were re-invested. The Units vest over a five year period and participants are only allowed to redeem the Units upon cessation of employment through retirement, resignation, termination or death, after which date the Units terminate unless redeemed within 90 days. The cash value of the Units when redeemed will be equivalent to the market value of an equivalent number of common shares of the Corporation at the time of cessation of employment with the Corporation.

     The allocation of share options to executives is based on criteria similar to those for short-term incentives. During the fiscal year ended December 31, 2001 no shares were purchased by any Named Executive Officer under the Corporation's MSPP.

     Based on Mr. Flatt's responsibilities, efforts, effectiveness and achievement of corporate goals in 2001, the Committee approved a salary of $325,000.


Signed by the members of the Human Resources and Compensation Committee,

J.L. Cockwell, Chair   J.A. Beliveau    R.A. Ferchat   J. B. Flatt   R.D. Garon

PERFORMANCE GRAPH

The following shows the cumulative total shareholder return (assuming re-investment of dividends) over the last five fiscal years, in comparison with the TSE 300 Total Return Index and the TSE Real Estate Index. The Total Return Index reflects the cumulative return of the TSE 300, including dividend re-investment.

          FIVE-YEAR CUMULATIVE TOTAL RETURN ON $100 INVESTMENT ASSUMING
                           DIVIDENDS ARE RE-INVESTED

                      DECEMBER 31, 1996 - DECEMBER 31, 2001

                               [PERFORMANCE GRAPH]

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND
SENIOR OFFICERS UNDER SECURITIES PURCHASE PROGRAMS

As at February 21, 2002, the aggregate indebtedness (other than "routine indebtedness" under applicable Canadian securities laws) to the Corporation or its subsidiaries of all officers, directors and employees and former officers, directors and employees of the Corporation and its subsidiaries made in connection with the purchase of securities of the Corporation or designated shares was $10,584,457.

     The following table sets forth the names of the officers of the Corporation and its subsidiaries to whom loans have been made in respect of the MSPP and executive share ownership plan together with the largest amount outstanding during the fiscal year ended December 31, 2001 and the amount outstanding as at February 21, 2002. During the year ended December 31, 2001, there were no common shares purchased under the MSPP.

=====================================================================================================================
                                                Largest Amount Outstanding          Amount
                               Involvement of     During 12 Months Ended         Outstanding        Shares Held as
Name and                       Corporation or          Dec. 31, 2001          as at Feb. 21 2002     Security for
Principal Position               Subsidiary                (US$)                    (US$)          Indebtedness(1)
---------------------------------------------------------------------------------------------------------------------
Richard B. Clark
President and CEO                 Loan from             2,264,465                  2,264,465              --
of the Corporation               Corporation
---------------------------------------------------------------------------------------------------------------------
J. Bruce Flatt(2)
Vice Chairman
of the Corporation                Loan from             2,201,250                  2,201,250          Designated
                                 Corporation                                                            Shares
---------------------------------------------------------------------------------------------------------------------
David D. Arthur
President and CEO,                Loan from               581,950                    581,950          Designated
Cdn Commercial Operations        Corporation                                                            Shares
---------------------------------------------------------------------------------------------------------------------
Ian G. Cockwell(2)
Chairman and CEO,                 Loan from             2,201,250                  2,201,250          Designated
Brookfield Homes Ltd.            Corporation                                                            Shares
---------------------------------------------------------------------------------------------------------------------
Steven J. Douglas
Executive Vice President and      Loan from               338,000                    338,000          Designated
CFO of the Corporation           Corporation                                                            Shares
=====================================================================================================================

Notes:
(1) Designated shares include common shares of the Corporation, publicly traded securities of subsidiary and associated companies, or securities of EdperPartners (See "Voting Shares and Principal Holders Thereof").
(2)  Proposed nominees for re-election as Directors of the Corporation.


INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS
OTHER THAN UNDER SECURITIES PURCHASE PROGRAMS

As at February 21, 2002, there were no loans to officers, directors and employees and former officers, directors and employees of the Corporation or its subsidiaries, for purposes other than in connection with purchases of securities of the Corporation or subsidiaries of the Corporation (other than "routine indebtedness" under applicable Canadian securities laws).


DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation maintains directors and officers insurance with an annual policy limit of $50,000,000 subject to a corporate deductible of $250,000 per loss. Under this insurance coverage, the Corporation and certain of its associated companies (collectively, the Organization) is reimbursed for indemnity payments made to directors or officers as required or permitted by law or under provisions of its by-laws as indemnity for losses, including legal costs, arising from acts, errors or omissions committed by directors and officers during the course of their duties as such. This insurance also provides coverage to individual directors and officers without any deductible if they are not indemnified by the Organization. The insurance coverage for directors and officers has certain exclusions including, but not limited to, those acts determined to be deliberately fraudulent or dishonest or have resulted in personal profit or advantage.


INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

During the fiscal year of the Corporation ended December 31, 2001, no director, senior officer or associate of a director or senior officer nor, to the knowledge of the directors or senior officers of the Corporation after having made reasonable enquiry, any person or company who beneficially owns, directly or indirectly, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation outstanding at the date hereof, or any associate or affiliate thereof, had any material interest, direct or indirect, in any material transaction of the Corporation or its affiliates nor do any such persons have a material interest, direct or indirect, in any proposed transaction of the Corporation or its affiliates.


CORPORATE GOVERNANCE

Corporate governance relates to the activities of the board of directors who are elected by and accountable to the shareholders, and takes into account the role of management, who are appointed by the board of directors and who are charged with the ongoing management of the affairs of the Corporation.

     Brookfield's corporate governance practices are designed to promote the well being and ongoing development of the Corporation, having always as its ultimate objective the best long-term interests of the Corporation and the enhancement of value for all shareholders. The board also believes that sound corporate governance practices will promote and protect the interests of the Corporation's employees and the communities in which the Corporation operates.

     This portion of the Circular has been approved by the Governance and Nominating Committee of the board of directors. The board is of the view that the Corporation's corporate governance policies and practices, as outlined below, are appropriate and are substantially consistent with these guidelines.


BOARD OF DIRECTORS

Mandate of the Board

Brookfield's board of directors oversees the management of the Corporation's business and affairs, both directly and through committees. In doing so, the board acts at all times with a view to the best interests of the Corporation. In fulfilling its mandate, the board, among other matters, is responsible for:

o reviewing the Corporation's overall business strategies and its annual business plan;

o reviewing the principal risks of the Corporation's business to ensure that appropriate systems are in place to manage these risks;

o reviewing all major strategic initiatives to ensure that the Corporation's proposed actions accord with shareholder objectives;

o    appointing senior management and reviewing succession planning;

o assessing management's performance against business plans previously approved by the directors and against industry standards;

o reviewing and approving the reports issued to shareholders, including annual and interim financial statements, as well as materials prepared for shareholder meetings;

o    ensuring the effective operation of the board of directors; and

o safeguarding shareholders' equity interests through the optimum utilization of the Corporation's capital resources, which includes setting an appropriate dividend policy.

     The board of directors meets at least once in each quarter, with additional meetings held when appropriate. The board of directors met five times in 2001. There are four regular meetings and two planning meeting scheduled for 2002. Meeting frequency and agendas may change from time to time depending on opportunities or risks faced by the Corporation.

     Well-informed directors are essential for the effective performance of a board. Directors have the opportunity to meet with senior management and to participate in work sessions to obtain further insight into the operations of the Corporation. Individual directors are free to consult with members of senior management whenever they so require and to engage outside advisors where appropriate and authorized by the Chairman of the board.

Composition of the Board and Representation of Shareholders' Interests

The board of directors is comprised of individuals representing the Corporation's major shareholder, independent directors and directors drawn from senior management. The board believes that this combination leads to a constructive exchange in board deliberations resulting in objective, well-balanced and informed discussion and decision making.

     The Corporation considers that eight of the unrelated directors are also independent directors who are free from any interests in or relationships with the Corporation or its major shareholder. The Corporation considers this to be an appropriate size and composition, given the diversity of the Corporation's operations and the need for a variety of experience and backgrounds to ensure an effective and efficient board.

     Approximately 50% of Brookfield's fully diluted outstanding common shares are held by Brascan. The board believes that the involvement of a major shareholder on the Corporation's board of directors is compatible with ensuring that senior management is accountable to all the shareholders as owners, in that the major shareholder, having a significant investment in the Corporation, can play an important role on behalf of all shareholders in setting the terms of the business plan and assessing management's performance on an ongoing basis.

     Brookfield considers that nine of the 15 nominees for the board of directors, comprising a majority of the board, are unrelated directors within the meaning of Guidelines; that is, free from any interest, business or other relationships (other than interests and relationships arising from shareholdings), which could, or could be reasonably perceived to, materially interfere with a director's ability to act in the best interests of the Corporation and all its shareholders. Mr. Gordon E. Arnell, Chairman, John E. Zuccotti, Co-Chairman, J. Bruce Flatt, Vice Chairman, Richard B. Clark, President and Chief Executive Officer, David D. Arthur, President and Chief Executive Officer, Canadian Operations and Ian G. Cockwell, President and Chief Executive Officer, Brookfield Homes Ltd., are members of the board of directors. In making this distinction, the circumstances of each director have been examined in relation to a number of factors, including whether or not they are members of management of the Corporation or an officer of an affiliate.

COMMITTEES OF THE BOARD

Brookfield believes that the board committees assist in the effective functioning of a Corporation's board of directors and that the appropriate composition of board committees should enable the views of unrelated and independent directors to be effectively expressed.

     The board of directors of Brookfield has three committees: the Audit Committee, the Human Resources and Compensation Committee, and the Governance and Nominating Committee. Special committees may be formed from time to time as required to review particular matters or transactions. While the board of directors retains overall responsibility for corporate governance matters, the Audit, Human Resources and Compensation, and Governance and Nominating Committees have specific responsibilities for certain aspects of corporate governance as described below.

     The following is a brief description of the mandate of each committee, its composition and the meetings held during the past year.

Audit Committee

The Audit Committee is comprised of four directors, all of whom are independent and unrelated directors: Messrs. A.S. Olson (Chairman), W.T. Cahill, P.D. McFarlane and S. Pollock. The Audit Committee is responsible for monitoring the Corporation's systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance of the Corporation's external auditors. The committee is also responsible for reviewing the Corporation's annual audited financial statements and management's financial analysis and review of operations prior to their approval by the full board of directors. The Audit Committee met twice in 2001, including meeting with the Corporation's external auditors independent of management on both occasions.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee is comprised of five directors, four of whom are unrelated directors: Messrs. J.L. Cockwell (Chairman), J.A. Beliveau, R.A. Ferchat, J.B. Flatt and R.D. Garon. Three members of the committee are also independent. The committee is responsible for reviewing and reporting to the board on human resource planning, including succession planning and proposed senior management appointments, the levels and form of executive compensation in general, and the specific compensation of senior executives. The committee also reviews the job descriptions and annual objectives of the Corporation's senior executives and the performance of these executives in relation to these objectives, and reports to the board. The Human Resources and Compensation Committee met three times in 2001.

Governance and Nominating Committee

The Governance and Nominating Committee is comprised of four directors, three of whom are independent and unrelated directors: Messrs. S. Pollock (Chairman), J.B. Flatt, J.R. McCaig and A.S. Olson. It is the responsibility of the Governance and Nominating Committee, in consultation with the Chairman, to assess periodically the size and composition of the board and its committees, to review the effectiveness of the board's operations, to assess the performance of the board and its directors, to review the Corporation's statement of corporate governance practices and its relations with management, and to review and recommend directors' compensation. The Governance and Nominating Committee met twice in 2001.


MANAGEMENT

Management's Role

The primary responsibility of management is to safeguard the Corporation's assets and to create wealth for shareholders. When performance is found to be inadequate, the directors have the responsibility to bring about appropriate change.

     Brookfield's governance practices are designed to encourage autonomy and effective decision making on the part of management, while ensuring scrutiny by the Corporation's shareholders through its board of directors and its committees.

Management's Relationship to the Board

Senior management of the Corporation reports to and is accountable to the board of directors. At its meetings, the board regularly engages in a private session with the Corporation's Chairman and President and Chief Executive Officer without other members of senior management present. The board also meets at each meeting independently of any members of management.

Management Accountability

Business plans are developed to ensure the compatibility of shareholder, board and management views on the Corporation's strategic direction, performance targets and utilization of shareholders' equity. A special meeting of Brookfield's board is held each year to review the strategic initiatives and the business plan submitted by senior management. The board's approval of the annual business plan then provides a mandate for senior management to conduct the affairs of the Corporation knowing it has the necessary board support. Material deviations from the plan are reported to and considered by the board. Due to the events of September 11, 2001, the management business planning meeting for 2001 was held on February 4, 2002.

Board Information

Information provided by management to directors is critical to their effectiveness. In addition to the reports presented to the board at its regular and special meetings, the board is also kept informed on a timely basis by management of corporate developments and key decisions taken by management in pursuing the Corporation's business plan. New directors are provided with comprehensive information about the Corporation and its operations. The directors periodically assess the quality, completeness and timeliness of information provided by management to the board.

Management Rewards

Brookfield's compensation plans are based on maintaining a direct link between management rewards and the wealth created for shareholders. The Corporation attempts to reward the most senior executives with primarily compensation earned through share appreciation. Annually, senior executives receive allocations of share purchase options to augment their compensation, and in 1999 a deferred share unit plan was introduced for the most senior executives in order to encourage further share ownership. Brookfield is also committed to maintaining periodic reviews of its compensation practices to ensure that management is fairly rewarded over time based on performance.

Investor Communications

Brookfield endeavors to keep shareholders informed of the Corporation's ongoing affairs. Accordingly, the Corporation publishes reports to shareholders on a quarterly basis, including a comprehensive annual report. These reports, together with press releases where appropriate, shareholder meeting materials and certain other statutory filings, are reviewed and approved by the board of directors.

     In addition to annual shareholders' meetings, management is available to meet with shareholders and to respond to questions. Brookfield maintains an investor relations function to ensure shareholders' inquiries are dealt with in an appropriate manner.

     Brookfield's management is in contact with the investment community and meets regularly with investment analysts and investors to ensure that accurate and appropriate information is available for investors, including quarterly conference calls to review the Corporation's financial results. Brookfield also endeavors to ensure that the media is kept informed of developments as they occur, and have the opportunity to meet and discuss these developments with the senior management of the Corporation.


APPOINTMENT OF AUDITORS

The management representatives designated in the enclosed form of proxy intend to vote the shares represented thereby in favour of a resolution re-appointing Deloitte & Touche LLP, Chartered Accountants, Toronto, Canada, as auditors of the Corporation, to hold office until the next annual meeting of shareholders, and authorizing the directors to fix the remuneration to be paid to the auditors, unless the shareholder who has given such proxy has directed that the shares be withheld from voting in the appointment of auditors. Deloitte & Touche LLP have been the auditors of the Corporation since 1978. The resolution to appoint Deloitte & Touche LLP as auditors must be passed by a simple majority of the votes cast either in person or by proxy. For the fiscal year ended December 31, 2001, the Corporation has paid Deloitte & Touche LLP $1.3 million: $473,000 relating to the audits of the Corporation's consolidated financial statements; $605,000 relating to audits of certain individual assets to support tenant, lender and joint venture agreements; and $225,000 in connection with the provision of tax compliance services.


SHAREHOLDER PROPOSALS FOR NEXT YEAR'S ANNUAL MEETING

The Canada Business Corporations Act permits certain eligible shareholders of the Corporation to submit shareholder proposals to the Corporation, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the Corporation must receive shareholder proposals for the annual meeting of shareholders of the Corporation to be held in 2003 is December 22, 2002.


AVAILABILITY OF DISCLOSURE DOCUMENTS

The Corporation will provide any person or Corporation, upon request to its Corporate Secretary, with a copy of:

(i) the most recent annual information form of the Corporation, together with a copy of any document or the pertinent pages of any document incorporated therein by reference;

(ii) the comparative financial statements of the Corporation for the fiscal year ended December 31, 2001, together with the report of the auditors thereon;

(iii)the most recent annual report of the Corporation, which includes management's discussion and analysis of financial conditions and results of operations;

(iv) the interim financial statements of the Corporation for the periods subsequent to the end of its fiscal year; and

(v)  this Circular.


OTHER BUSINESS

The Corporation knows of no matter to come before the meeting other than the matters referred to in the accompanying Notice of Meeting.


DIRECTORS' APPROVAL

The contents and sending of this Circular have been approved by the directors of the Corporation.



Toronto, Canada                                             Linda T. Northwood
February 21, 2002                                          Corporate Secretary

                                  SCHEDULE "A"

         SPECIAL RESOLUTION RELATING TO LOCATION OF SHAREHOLDER MEETINGS


BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the articles of the Corporation be amended to permit meetings of the shareholders to be held at any place within Canada, as the directors in their discretion decide from time to time, or in the United States in the following cities: New York, New York; Boston, Massachusetts; Denver, Colorado; Minneapolis, Minnesota; San Francisco, Los Angeles or San Diego, California; Washington, D.C.; or Miami, Florida.

2. any officer or director of the Corporation is hereby authorized and directed on behalf of the Corporation to deliver articles of amendment, in duplicate, to the Director under the Canada Business Corporations Act and to execute all documents and to do all things as in the opinion of such person may be necessary or desirable in connection with the foregoing.

                    [BROOKFIELD PROPERTIES CORPORATION LOGO]

                        BROOKFIELD PROPERTIES CORPORATION
                                      PROXY

PROXY, SOLICITED BY MANAGEMENT, FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF BROOKFIELD PROPERTIES CORPORATION TO BE HELD ON MONDAY, APRIL 22, 2002.

The undersigned shareholder of Brookfield Properties Corporation (the "Corporation") hereby appoints GORDON E. ARNELL, or failing him RICHARD B. CLARK
(or in lieu thereof.............................................................
....................), as proxy of the undersigned, with the power of substitution, to attend and vote on behalf of the undersigned at the Annual and Special Meeting of Shareholders of the Corporation to be held on Monday, April 22, 2002, and at any adjournments thereof, on the following matters:

1.   Location of Shareholder Meetings  (mark only one of (a) or (b))

     (a) [ ] FOR the special resolution permitting meetings of the shareholders to be held at any place within Canada or specific cities in the United States listed in the accompanying Management Proxy Circular under Schedule "A"; or

     (b) [ ] AGAINST the special resolution permitting meetings of the shareholders to be held at any place within Canada or specific cities in the United States listed in the accompanying Management Proxy Circular under Schedule "A".

2.   Election of Directors (mark only one of (a) or (b))

     (a) [ ] FOR the election as directors of all nominees listed in the accompanying Management Proxy Circular other than (please specify)....................................................; or

     (b)  [ ]  WITHHOLD from voting in the election of directors.

3.   Appointment of Auditors (mark only one of (a) or (b))

     (a) [ ] FOR the appointment of auditors and authorizing the directors to fix the auditors' remuneration; or

     (b) [ ] WITHHOLD from voting in the appointment of auditors and authorizing the directors to fix the auditors' remuneration.

In addition, the undersigned appoints such person as proxy to vote and act as aforesaid upon any amendments or variations to the matters identified in the Notice of Meeting and on all other matters that may properly come before the meeting. UNLESS OTHERWISE SPECIFIED ABOVE, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED BY THE PERSONS WHOSE NAMES ARE PRINTED ABOVE, FOR THE ELECTION AS DIRECTORS OF ALL NOMINEES SPECIFIED IN THE ACCOMPANYING MANAGEMENT PROXY CIRCULAR, AND FOR THE APPOINTMENT OF AUDITORS.



Name of Shareholder:____________________________________________________________


Number/Class of Shares:_________________________________________________________


___________________________________      Date:____________________________, 2002
Signature

NOTES:

1. If this proxy is not dated in the space provided, it will be deemed to bear the date on which it was mailed to you by management of the Corporation.

2. If the shareholder is an individual, please sign exactly as your shares are registered.

     If the shareholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed. If shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of the deceased or other shareholder, the shareholder's name must be printed in the space provided, the proxy must be signed by the legal representative with his name printed below his signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.

     In many cases, shares beneficially owned by a holder (a "Non-Registered Holder") are registered in the name of a securities dealer or broker or other intermediary, or a clearing agency. Non-Registered Holders should, in particular, review the sections entitled "Non-Registered Holders" and "Revocation" in the accompanying Management Proxy Circular and carefully follow the instructions of their intermediaries.

3. To be valid, this proxy must be signed and deposited with the Secretary of the Corporation, c/o CIBC Mellon Trust Company, P.O. Box 12005, Station BRM B, Toronto, Ontario M7Y 2K5 (courier address: 200 Queens Quay East, Unit 6, Toronto, Ontario M5A 4K9; or if delivered by facsimile at 416-368-2502), not later than the close of business on April 18, 2002 or, if the meeting is adjourned, 48 hours (excluding Saturdays and holidays) before any adjournment of the meeting.

4. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION) TO REPRESENT THE SHAREHOLDER AT THE MEETING OTHER THAN THE MANAGEMENT REPRESENTATIVES DESIGNATED IN THIS PROXY. SUCH RIGHT MAY BE EXERCISED BY INSERTING IN THE SPACE PROVIDED THE NAME OF THE OTHER PERSON THE SHAREHOLDER WISHES TO APPOINT AND DELIVERING THE COMPLETED PROXY TO THE SECRETARY OF THE CORPORATION AS SET OUT ABOVE.

5. Reference is made to the accompanying Management Proxy Circular for further information regarding completion and use of this proxy and other information pertaining to the meeting, including the right of a shareholder to cumulate the shareholder's votes in the election of directors.

6. If a share is held by two or more persons, any one of them present or represented by proxy at the meeting may, in the absence of the other or others, vote in respect thereof, but if more than one of them are present or represented by proxy, they shall vote together in respect of each share so held.

7. The shares represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.